Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Gold Standard Ventures Corp. (the “Company”)
Suite 610 - 815 West Hastings Street
Vancouver, BC V6C 1B4

Item 2:	Date of Material Change

February 9, 2021 and February 17, 2021.

Item 3:	News Release

News releases announcing the material changes were issued on February 9, 2021 and February 17, 2021 through Globe Newswire and a copy of each such news release was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On February 9, 2021, the Company announced that it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, under which the underwriters had agreed to buy, on a bought deal basis, 34,100,000 common shares (“Common Shares”) of the Company, at price of C$0.88 per Common Share (the “Offering Price”) for gross proceeds of approximately C$30,000,000 (the “Offering”). The Company also announced that it had granted the underwriters an option, exercisable at the Offering Price, for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”).

On February 17, 2021, the Company closed the Offering, issuing a total of 39,215,000 Common Shares, which included the full exercise of the Over-Allotment Option, at the Offering Price for aggregate gross proceeds to the Company of C$34,509,200.

Item 5.1:	Full Description of Material Change

On February 9, 2021, the Company announced the Offering and the grant of the Over-Allotment Option. The net proceeds from the Offering will be used or development, permitting and exploration activities at South Railroad Project, and for general corporate purposes.

On February 17, 2021, the Company closed the Offering with a syndicate of underwriters led by BMO Capital Markets and including Canaccord Genuity Corp., National Bank Financial Inc., PI Financial Corp., Haywood Securities Inc., Paradigm Capital Inc., Stifel Nicolaus Canada Inc., and TD Securities Inc. (collectively the “Underwriters”). A total of 39,215,000 Common Shares, which included the full exercise of the Over-Allotment Option by the Underwriters, were sold at the Offering Price for aggregate gross proceeds to the Company of C$34,509,200.

Th Offering was made pursuant to a prospectus supplement dated February 11, 2021 to the Company’s short form base shelf prospectus dated September 28, 2020, filed in all the provinces and territories of Canada and with the U.S. Securities and Exchange Commission as part of the Company’s registration statement on Form F-10 under the U.S./Canada Multijurisdictional Disclosure System.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact:

Glenn Kumoi
VP General Counsel and Corporate Secretary
(778) 892-2502
glenn@goldstandardv.com

Item 9:	Date of Report

This Material Change Report is dated as of February 19, 2021.